CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL AND SPECIAL MEETING
CALGARY, ALBERTA – MAY 3, 2024 – FOR IMMEDIATE RELEASE
Canadian Natural held its Annual and Special Meeting of Shareholders on May 2, 2024. The result of the vote by shareholders for each resolution is reported below.

1.The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.
	Votes For	Votes Withheld
Catherine M. Best	739,666,794 97.19%	21,395,027 2.81%
M. Elizabeth Cannon	755,414,889 99.26%	5,646,932 0.74%
N. Murray Edwards	734,115,206 96.46%	26,946,615 3.54%
Christopher L. Fong	730,264,360 95.95%	30,797,461 4.05%
Ambassador Gordon D. Giffin	681,630,086 89.56%	79,431,703 10.44%
Wilfred A. Gobert	749,993,920 98.55%	11,067,902 1.45%
Christine M. Healy	759,396,832 99.78%	1,664,989 0.22%
Steve W. Laut	752,522,642 98.88%	8,539,180 1.12%
Honourable Frank J. McKenna	713,843,507 93.80%	47,218,314 6.20%
Scott G. Stauth	755,136,229 99.22%	5,925,592 0.78%
David A. Tuer	721,224,440 94.77%	39,837,382 5.23%
Annette M. Verschuren	757,804,674 99.57%	3,257,147 0.43%

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

	Votes For	Votes Withheld
2.The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration.	733,200,212 94.14%	45,678,373 5.86%
	Votes For	Votes Against
3.Vote on Share Split of Issued and Outstanding Common Shares of the Corporation be subdivided on a two for one basis.	774,321,586 99.41%	4,556,996 0.59%
	Votes For	Votes Against
4.On an advisory basis, approval of the Corporation’s approach to executive compensation.	748,228,501 98.31%	12,833,315 1.69%
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com